FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




For the month of September, 2004

Commission File No. 1-9987


                            B + H OCEAN CARRIERS LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)


                          3rd Floor, Par La Ville Place
                              14 Par-La-Ville Road
                             Hamilton HM JX Bermuda
                             ----------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X             Form 40-F
                                 ---                     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                      No X
                                 ---                     ---

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                        B+H Ocean Carriers, Ltd.

Date    October 7, 2004                              By: /s/ Michael S. Hudner
     ----------------------                             ------------------------

                              FOR IMMEDIATE RELEASE

           BHO Announces Results for 9 Months ended September 30, 2004

         NEW YORK, NEW YORK, October 7, 2004. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) reported unaudited net income of $697,000 or $.18 per share basic and $.16 per share diluted, for the nine months ended September 30, 2004, compared to a loss of $13,075,000 or ($3.32) per share basic and ($2.92) per share diluted, for the nine months ended September 30, 2003. Income from vessel operations was $1,620,000 for the nine months ended September 30, 2004, as compared to a loss of $18,598,000 for the same period of 2003. Income from vessel operations included revenues of $36,140,000 and losses from vessel sales of $4,085,000 for the nine months ended September 30, 2004 and revenues of $44,592,000 and losses from vessel sales of $16,505,000 for the nine months ended September 30, 2003. Vessel operating expenses included $1,907,000 for drydocking of two ships in the nine months ended September 30, 2004 and $3,468,000 for drydocking of three ships in the nine months ended September 30, 2003.

         The Company generated cash from operations of $9,332,000 for the nine months ended September 30, 2004 as compared to $5,487,000 for the nine months ended September 30, 2003.

         The Company currently has seven vessels on long-term time charters and two vessels operating on spot voyages. The Company expects the market to remain strong and revenue to continue at its current level for the balance of the year. The Company also expects to complete another drydocking in November.

         On April 29, 2004, the Company, through a wholly owned subsidiary, acquired "SACHUEST", a 98,000 DWT OBO (Ore/Bulk/Oil), a combination tanker/bulk carrier built in 1986, for $20,350,000. The vessel is on timecharter until March, 2006, plus or minus one month, at $27,000 per day. In conjunction with the acquisition, the Company amended and restated its existing floating rate loan facility, which was increased to $36,000,000 on that date, inclusive of $19,000,000 borrowed to finance the acquisition.

         On May 25, 2004, the Company, through a wholly owned subsidiary, sold the vessel M/T SKOWHEGAN for $3,800,000. The book value of the vessel exceeded the sales proceeds by $4,085,000 million, which amount is reflected as a loss on sale of vessels for the nine months ended September 30, 2004.

         On September 16, 2004, the Company, through a wholly owned subsidiary, agreed to sell the M/T ACOAXET for $5,700,000. The book value of the vessel exceeded the sales proceeds by $748,000, which amount is expected to be reflected as a loss on sale of vessels in the quarter ending December 31, 2004. The closing is scheduled for November, 2004.

         The Company noted that for the months of May through August, following the acquisition of "SACHUEST", it has generated an average of approximately $2 million monthly in earnings before interest, depreciation and amortization.

September was negatively affected by the docking of "SACHUEST" and related days offhire, and November will also be negatively affected by the scheduled drydocking of the vessel M/T ALGONQUIN.

         The Company is engaged in the business of acquiring, investing in, owning, operating and selling product tankers and bulk carriers. The Company currently owns a fleet of eight Medium Range product tankers and one OBO (Ore/Bulk/Oil).

Safe Harbor Statement

         Certain statements contained in this press release, including, without limitation, statements containing the words "believes," "anticipates," "expects," and words of similar import, constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company's financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company's Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.



                                      # # #





For further information, access the Company's website:    www.bhocean.com

Company Contact:           Karen Ptak
                           401/410.1215


B+H OCEAN CARRIERS LTD
UNAUDITED CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------

                                                               September 30, 2004     December 31, 2003
                                                               ------------------    ------------------
ASSETS
      CURRENT ASSETS:
           Cash and cash equivalents                           $        9,326,786    $        2,908,824
           Trade accounts receivable, net                               1,546,017             1,824,008
           Inventories                                                    604,900               907,947
           Prepaid expenses and other assets                              794,963               893,433
                                                               ------------------    ------------------
                   Total current assets                                12,272,666             6,534,212

      VESSELS AND IMPROVEMENTS AT COST :
           Vessels and capital improvements                           104,026,448            97,148,430
             Less - accumulated depreciation                          (33,580,115)          (33,285,112)
                                                               ------------------    ------------------
                                                                       70,446,333            63,863,318

        INVESTMENTS AND OTHER ASSETS                                      628,283               432,682
                                                               ------------------    ------------------

         TOTAL ASSETS                                          $       83,347,282    $       70,830,212
                                                               ==================    ==================


LIABILITIES AND SHAREHOLDERS' EQUITY
       CURRENT LIABILITIES:
           Accounts payable                                    $        3,349,309    $        7,446,879
           Accrued expenses                                             3,480,598             1,764,877
           Accrued interest payable                                       304,058               188,869
           Other liabilities                                               45,588                94,442
           Mortgage Payable-Short Term                                 10,800,000             6,799,312
           Deferred income                                              1,143,656               730,255
                                                               ------------------    ------------------
                   Total current liabilities                           19,123,209            17,024,634

      MORTGAGE PAYABLE                                                 22,465,472            12,365,988
      DUE TO RELATED PARTY                                                566,518               944,686
                                                               ------------------    ------------------
                   Total liabilities                                   42,155,199            30,335,308

      SHAREHOLDERS' EQUITY:
           Preferred Stock, $.01 par value; 5,000,000
            shares authorized and no shares issued                           --                    --
           Common Stock, $.01 par value; 30,000,000
            shares authorized; 4,313,916 shares issued and
            outstanding as of  September 30, 2004                          43,140                43,140
           Common Stock, $1.00 par value; 2,500 shares
             authorized; 2,500 shares issued and outstanding                 --                    --
           Paid-in capital                                             38,142,343            38,142,343
           Treasury stock                                              (3,073,858)           (3,073,858)
           Retained Earnings                                            6,080,458             5,383,279
                                                               ------------------    ------------------

                   Total shareholders' equity                          41,192,083            40,494,904
                                                               ------------------    ------------------

         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $       83,347,282    $       70,830,212
                                                               ==================    ==================


 B+H OCEAN CARRIERS LTD.
 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------------------------


                                                       For the nine months   For the nine months
                                                              ended                 ended
                                                       September 30, 2004     September 30, 2003
                                                       -------------------    -------------------

REVENUES:
     Voyage and time charter revenues                  $        35,140,444    $        44,592,071
     Other income                                                1,000,000                   --
                                                       -------------------    -------------------
                                                                36,140,444             44,592,071
OPERATING EXPENSES:
     Voyage expenses                                             6,565,174             16,323,165
     Vessel operating expenses, including drydocking            15,365,193             20,344,335
     Depreciation and amortization                               6,102,402              7,174,192
     Loss on sale of vessel                                      4,085,165             16,505,394
     General and administrative                                  2,402,207              2,842,720
                                                       -------------------    -------------------

        Total operating expenses                                34,520,141             63,189,806

     Income (loss) from vessel operations                        1,620,303            (18,597,735)

GAIN ON RETIREMENT OF MORTGAGE NOTES                                  --                6,803,965
INTEREST EXPENSE, NET                                             (923,124)            (1,304,784)
INCOME TO MINORITY INTEREST IN SUBSIDIARY                             --                   23,866
                                                       -------------------    -------------------
                                                                  (923,124)             5,523,047
                                                       -------------------    -------------------

NET INCOME (LOSS)                                      $           697,179    $       (13,074,688)
                                                       ===================    ===================


 Basic earnings (loss) per share                       $              0.18    $             (3.32)
                                                       -------------------    -------------------
 Diluted earnings (loss) per share                     $              0.16    $             (2.92)
                                                       -------------------    -------------------

 Weighted average number of shares outstanding
 Basic                                                           3,839,242              3,934,504
 Diluted                                                         4,411,625              4,482,495


B+H OCEAN CARRIERS LTD
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------------------------------------------------

                                                                           For the nine months    For the nine months
                                                                                  ended                  ended
                                                                           September 30, 2004     September 30, 2003
                                                                           -------------------    -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                                                         $           697,179    $       (13,074,688)

 Adjustments to reconcile net income to net cash provided from operating activities:
   Depreciation and amortization                                                     6,102,402              7,174,192
   Loss on sale of vessel                                                            4,085,165             16,505,394
   Income to minority interest in subsidiary                                              --                  (23,866)
   Gain on retirement of mortgage notes                                                   --               (6,803,965)

 Changes in assets and liabilities:
   Decrease in trade accounts receivable                                               277,991              2,158,623
   Decrease in inventories                                                             303,047                841,197
   Increase in prepaid expenses and other assets                                      (231,213)              (745,204)
   (Decrease) increase in accounts payable                                          (4,097,571)               624,960
   Increase in accrued expenses                                                      1,715,721                667,863
   Increase (decrease) in accrued interest                                             115,189             (1,194,005)
   Increase (decrease) in deferred income                                              413,401               (302,333)
   Decrease in other liabilities                                                       (48,854)              (341,002)
                                                                           -------------------    -------------------

          Total adjustments                                                          8,635,278             18,561,854
                                                                           -------------------    -------------------

     Net cash provided from operating activities                                     9,332,457              5,487,166
                                                                           -------------------    -------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in vessels                                                            (20,350,000)                  --
  Proceeds from sale of vessel                                                       3,713,500             10,401,375
                                                                           -------------------    -------------------
     Net cash (used in) provided by investing activities                           (16,636,500)            10,401,375

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payment for debt issuance costs                                                         --                  (71,894)
  Contribution from minority shareholder                                                  --                   93,990
  Retirement of first preferred ship mortgage notes                                       --               (5,075,971)
  Purchase of treasury stock                                                              --                  (69,743)
  Payment of mortgage                                                               (4,899,828)           (22,328,170)
  Mortgage proceeds                                                                 19,000,000              4,995,298
 (Reduction in) proceeds from related party loan                                      (378,167)             1,050,000
                                                                           -------------------    -------------------
     Net cash provided by (used in) financing activities                            13,722,005            (21,406,490)
                                                                           -------------------    -------------------

 Net increase (decrease) in cash and cash equivalents                                6,417,962             (5,517,949)

 Cash and cash equivalents:
  Beginning of the period                                                            2,908,824              7,587,259
                                                                           -------------------    -------------------

  End of the period                                                        $         9,326,786    $         2,069,310
                                                                           ===================    ===================